Exhibit 99.1

 SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON (01/12/15) – Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending January 31, 2016, as follows, payable on January 27, 2016 to shareholders of record at the close of business on January 5, 2016:

Common Shares

• Dividend No. 586	of $0.70 per share;

Non-Cumulative Preferred Shares

• Series 14, Dividend No. 36	of $0.281250 per share;
• Series 15, Dividend No. 35	of $0.281250 per share;
• Series 16, Dividend No. 33	of $0.328125 per share;
• Series 17, Dividend No. 32	of $0.350000 per share;
• Series 18, Dividend No. 31	of $0.209375 per share;
• Series 19, Dividend No. 11	of $0.153938 per share;
• Series 20, Dividend No. 31	of $0.225625 per share;
• Series 21, Dividend No. 9	of $0.132063 per share;
• Series 22, Dividend No. 29	of $0.239375 per share;
• Series 23, Dividend No. 8	of $0.143313 per share;
• Series 30, Dividend No. 23	of $0.113750 per share;
• Series 31, Dividend No. 3	of $0.088313 per share;
• Series 32, Dividend No. 20	of $0.231250 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan (the "Plan"). As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued issuances of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market at the Average Market Price (as defined in the Plan). All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

For further information:

Jake Lawrence, Scotiabank Investor Relations, (416) 866-5712,
jake.lawrence@scotiabank.com;

Sheena Findlay, Scotiabank Public and Corporate Affairs, (416) 866-6806,
sheena.findlay@scotiabank.com